                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D-A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                              AVATEX CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  05349F-10-5
        _______________________________________________________________
                                (CUSIP Number)

James E. Spiotto
Chapman and Cutler
111 West Monroe Street                                   Telephone: 312-845-3000
Chicago, Illinois 60603                                  Facsimile: 312-701-2361
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                June 26, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D-A
-----------------------                                  ---------------------
  CUSIP NO. 05349F-10-5                                    PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    United Equities Commodities Company, Momar Corporation, Moses Marx

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      UECC: TIN #13-2904027   MOMAR: TIN #52-1273339    MARX: SS ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          UECC: WC     MOMAR: WC    MARX: NA

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UECC: New York    MOMAR: Maryland    MARX: USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER

     NUMBER OF       7         UECC: 750,000      MOMAR: 690,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  UECC: 750,000      MOMAR: 690,800

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           UECC: 750,000      MOMAR: 690,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           UECC: 5%           MOMAR: 5%          COMBINED: 10%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           UECC: PN           MOMAR: CO          MARX: IN
------------------------------------------------------------------------------

     Item 5.   Interest in Securities of the Issuer.  (a) As of the date of this
Schedule 13D-A, UECC directly owned 750,000 Shares, representing approximately 5% of the class outstanding. Momar directly owned 690,800 Shares, representing approximately 5% of the class outstanding. Mr. Marx owns no Shares directly.

     (b) Mr. Marx has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by UECC and Momar.

     (c)  The transactions of UECC and Momar in the Shares during the past sixty
(60) days are reflected on Exhibit 1 attached hereto. Mr. Marx has engaged in no transactions in the Shares during the past sixty (60) days.

     (d) No person, other than UECC, Momar and Mr. Marx, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by UECC and Momar.

     (e)  Not applicable.


                                  SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                        UNITED EQUITIES COMMODITIES COMPANY



Dated as of July 15, 1997                By: /s/ Moses Marx
                                            ----------------------------------
                                            Moses Marx, General Partner



                                        MOMAR CORPORATION



                                        By: /s/ Moses Marx
                                            ----------------------------------
                                            Moses Marx, President

                                            /s/ Moses Marx
                                            ----------------------------------
                                                      Moses Marx

                      UNITED EQUITIES COMMODITIES COMPANY
                       TRANSACTIONS SINCE MAY 1, 1997/1/

                                 AVATEX COMMON

      ====================================================================
                                               SHARES
                                              PURCHASED
      SETTLEMENT DATE     SEC ID               (SOLD)                PRICE
      ====================================================================
       05/07/97             AAV               150,000                1.375
      --------------------------------------------------------------------
       05/07/97             AAV               (50,000)               1.500
      --------------------------------------------------------------------
       05/08/97             AAV                54,000                1.250
      --------------------------------------------------------------------
       05/08/97             AAV               150,000                1.375
      --------------------------------------------------------------------
       05/09/97             AAV                   200                1.250
      --------------------------------------------------------------------
       05/20/97             AAV                45,800                1.250
      --------------------------------------------------------------------


      ----------------------------
      /1/  All of these trades were effected in open market transactions.

                                   Exhibit 1

                               MOMAR CORPORATION
                       TRANSACTIONS SINCE MAY 1, 1997/1/

                                 AVATEX COMMON

      ====================================================================
                                               SHARES
      SETTLEMENT DATE     SEC ID              PURCHASED              PRICE
      ====================================================================
       05/09/97             AAV                32,700                1.375
      --------------------------------------------------------------------
       05/12/97             AAV                18,900                1.375
      --------------------------------------------------------------------
       05/12/97             AAV               302,500                1.375
      --------------------------------------------------------------------
       05/13/97             AAV                16,900                1.375
      --------------------------------------------------------------------
       05/15/97             AAV                 9,300                1.375
      --------------------------------------------------------------------
       05/15/97             AAV                 1,500                1.375
      --------------------------------------------------------------------
       05/15/97             AAV                15,100                1.375
      --------------------------------------------------------------------
       06/03/97             AAV                10,000                1.125
      --------------------------------------------------------------------
       06/04/97             AAV                15,200                1.125
      --------------------------------------------------------------------
       06/05/97             AAV                74,800                1.125
      --------------------------------------------------------------------
       06/26/97             AAV               132,900                1.125
      --------------------------------------------------------------------
       06/27/97             AAV                 5,300                1.125
      --------------------------------------------------------------------
       06/30/97             AAV                   800                1.125
      --------------------------------------------------------------------
       07/01/97             AAV                 2,900                1.125
      --------------------------------------------------------------------
       07/03/97             AAV                13,900                1.125
      --------------------------------------------------------------------
       07/03/97             AAV                 5,900                1.125
      --------------------------------------------------------------------
       07/08/97             AAV                16,900                1.125
      --------------------------------------------------------------------
       07/08/97             AAV                 2,900                1.125
      --------------------------------------------------------------------
       07/09/97             AAV                 2,700                1.125
      --------------------------------------------------------------------
       07/10/97             AAV                15,800                1.125
      --------------------------------------------------------------------


      ----------------------------
      /1/  All of these trades were effected in open market transactions.

                                   Exhibit 1